                  [COMMERCIAL FEDERAL CORPORATION LETTERHEAD]



                                October 17, 2005


Via Edgar and Facsimile
-----------------------

Mr. Donald Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549


                           Re:  Mail Stop 4561

                                Commercial Federal Corporation
                                Form 10-K for the period ended December 31, 2004 File No. 1-11515


Dear Mr. Walker:

On behalf of Commercial Federal Corporation (the "Company"), this letter is in response to comments provided by Securities and Exchange Commission staff in a letter dated September 21, 2005 with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The SEC comments and the responses from Commercial Federal Corporation are set forth below.

Commercial Federal Corporation acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the period ended December 31, 2004, (ii) SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


Note 13 - Derivative Financial Instruments, page 86:
----------------------------------------------------

SEC Comment No. 1:   For each type of hedged item, separately by fair value
------------------   hedge or cash flow hedge, please tell us how you determined that the relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS No. 133.
                     Specifically address the following:

                         o the nature and terms of the hedged item and derivative instrument;
                         o when and how you identify the hedge instrument and the hedged item;
                         o how you define "at inception" of the hedged relationship; and
                         o the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

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o  Page 2                                                       October 17, 2005


Response to Comment No. 1
-------------------------

As of December 31, 2004, Commercial Federal Corporation had the following hedging transactions which qualified for hedge accounting under SFAS No. 133:

---------------------------------------------------------------------------------------------------------------
   HEDGING           HEDGING                  HEDGED              TYPE OF               DESIGNATED
   STRATEGY         INSTRUMENT                 ITEM                HEDGE                   RISK
---------------------------------------------------------------------------------------------------------------
     1           Interest Rate Swap      Variable interest       Cash flow       Benchmark Rate: 3-month US
                 (pay fixed, receive     payments on High        hedge           Treasury Bill
                 floating)               Performance
                                         Savings (HPS)
                                         Deposits
---------------------------------------------------------------------------------------------------------------
     2           Interest  Rate Swap     Variable interest       Cash flow       Benchmark Rate: 3-month LIBOR
                 (pay fixed, receive     payments on FHLB        hedge
                 floating)               (Federal Home Loan
                                         Bank) advances with
                                         3-month rate resets
                                         and 3-month
                                         renewable fixed rate
                                         FHLB advances
---------------------------------------------------------------------------------------------------------------
     3           Swaptions               Call options            Fair value      Changes in the fair value of
                 (option to enter into   embedded in             hedge           call options embedded in
                 pay fixed, receive      convertible fixed rate                  convertible fixed rate FHLB
                 floating swap)          FHLB advances                           advances
---------------------------------------------------------------------------------------------------------------
     4           Swaps                   Fixed rate FHLB         Fair value      Changes in the fair value of
                 (pay floating,          advances                hedge           fixed rate FHLB advances
                 receive fixed)
---------------------------------------------------------------------------------------------------------------
     5           Commitments to Sell     Fixed Rate Mortgage     Fair value      Changes in fair value of
                 Mortgage Loans          Loans Held for Sale     hedge           warehouse loans
                 ("Forward Loan Sales")  ("Warehouse Loans")
---------------------------------------------------------------------------------------------------------------

For hedging strategy (1), a hedging relationship was established when the transaction for the hedging instruments (swaps) were consummated. The hedging strategy was planned and formally documented prior to the execution of the trade for the swaps in accordance with para. 28(a) of SFAS No. 133. This strategy hedged the variability of interest expense payments on the bottom layers of a portfolio of High Performance Savings (HPS) deposits for which the rate paid on all of the deposits in this portfolio was tied to the 3-month Treasury Bill rate (benchmark rate) and repriced on a weekly basis (High Performance Savings is a product name used to distinguish this product with this repricing feature). The hedging instruments were pay fixed, receive floating swaps which were also tied to the 3-month Treasury Bill rate and which also repriced on a weekly basis.

The hedge met the qualifications for a cash flow hedge in accordance with para. 28 of SFAS No. 133 since the derivative instrument was hedging the exposure to variability in expected future cash flows attributable to a particular risk (changes in the benchmark rate - 3-month Treasury Bill rate) and met the following criteria:

    o At the inception of the hedge, there was formal documentation of the hedging relationship and the risk management objective and strategy for undertaking the hedge, details relating to the hedging instrument and the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness would be assessed.
    o Both at the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge.

o  Page 3                                                       October 17, 2005


At the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to changes in the 3-month Treasury Bill rate during the term of the swaps. The assessment of hedge effectiveness was determined by regressing the 3-month Treasury Bill weekly auction discount rate applied to the HPS deposits against the Treasury Bill auction discount rate defined by the terms of the swap as the simple arithmetic average of the weekly Treasury Bill auction discount rate for auctions held within the swap reset period.

The quarterly assessments of hedge effectiveness were consistent with the original documented management strategy as required per para. 28(b) of SFAS No. 133.

For hedging strategy (2), the hedging relationship was established when the transaction for the hedging instruments (swaps) were consummated. The hedging strategy was planned and formally documented prior to the execution of the trade for the swaps in accordance with para. 28(b) of SFAS No. 133. This strategy hedged the variability of interest expense payments on Federal Home Loan Bank
(FHLB) advances with a 3-month interest rate reset based on 3-month LIBOR or a series of 3-month renewable fixed term FHLB advances for which the interest expense payments were also based on 3-month LIBOR. The hedging instruments were pay fixed, receive floating swaps which were also tied to the 3-month LIBOR.

The hedge met the qualifications for a cash flow hedge in accordance with para. 28 of SFAS No. 133 since the derivative instrument was hedging the exposure to variability in expected future cash flows attributable to a particular risk (changes in the benchmark rate - 3-month LIBOR) and met the following criteria:

    o At the inception of the hedge, there was formal documentation of the hedging relationship and the risk management objective and strategy for undertaking the hedge, details relating to the hedging instrument and the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness would be assessed.
    o Both at the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge.

The notional amount of the swaps was equal to the amount of FHLB advances.

At the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to changes in 3-month LIBOR during the term of the swaps. The assessment of hedge effectiveness was determined by regressing the 3-month LIBOR paid on the FHLB advances against the floating leg of the swap which was also tied to 3-month LIBOR. The quarterly assessments of effectiveness were consistent with the original documented risk management strategy as required per para. 28(b) of SFAS No. 133.

To explain hedging strategy (3), some background information may be helpful. In 1999, the Company entered into fixed rate advances from the FHLB which were convertible at the FHLB's option into LIBOR-based floating rate debt. Hedging strategy (3) involved the purchase of a swaption by the Company with identical terms to the call option embedded in the FHLB advance to offset the changes in the fair value of the embedded call feature of the FHLB advance. The hedging relationship was established when the transactions for the hedging instruments (swaptions) were consummated. The hedging strategy was planned and formally documented prior to the execution of the trade for the swaptions in accordance with para. 20(a) of SFAS No. 133. The swaptions (options to enter into pay fixed, received floating swaps) were the hedging instruments used to hedge the changes in fair value of the call options embedded in the convertible fixed rate FHLB advances. Effectively, this hedging strategy synthetically created non-callable fixed rate FHLB advances.

o  Page 4                                                       October 17, 2005


This strategy qualified as a fair value hedge in accordance with para. 20 of SFAS No. 133 since the derivative instrument was hedging the exposure to changes in the fair value of an identified portion of a liability attributable to interest rate risk and met the following criteria:

     o At the inception of the hedge, there was formal documentation of the hedging relationship and the risk management objective and strategy for undertaking the hedge, details relating to the hedging instrument and the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness would be assessed.
     o Both at the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge was designated.

The hedged item, call options embedded in the FHLB advances, met the criteria for a hedged item in accordance with para. 21(a)(2)(c) of SFAS No. 133 since they were call options embedded in an existing liability that were not embedded derivatives accounted for separately pursuant to para. 12 of SFAS No. 133.

Both at the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting changes in fair value. For purposes of assessing hedge effectiveness, the hedges under this strategy were assumed to be 100% effective because the critical terms of the hedging instrument and the hedged item were the same in accordance with paragraph 65 of SFAS 133. The matched critical terms included the notional amount of the swaptions and the amount of the FHLB advances, the maturity dates of the FHLB advances and swaptions, the fixed interest rates of the FHLB advances and pay fixed legs of the swaptions, and the quarterly conversion dates of the FHLB advances and the quarterly swaption exercise dates. Paragraph 65 of SFAS 133 references the potential for ineffectiveness if part of the change in the fair value of a derivative is attributable to a change in the counterparty's creditworthiness. In this scenario, the credit spread in the pricing of the FHLB advance is zero since all FHLB borrowers are subject to standard collateral requirements and receive identical pricing for advances with the same terms, maturity and amount. Additionally, creditworthiness is not a factor in the pricing of the swaptions since the major dealers in the market who trade options and swaptions trade as if they have equal credit ratings (i.e., there are no adjustments in pricing for different dealers).

For hedging strategy (4), a hedging relationship was established when the transactions for the hedging instruments (swaps) were consummated. The hedging strategy was planned and formally documented prior to the execution of the trade for the swaps in accordance with para. 20(a) of SFAS No. 133. Under hedging strategy (4), pay floating, receive fixed swaps hedged the changes in fair value of the fixed rate FHLB advances (which had been synthetically converted to non-callable fixed rate FHLB advances in hedging strategy (3)). Stated another way, for the FHLB advances related to hedging strategy (4), hedging strategy (3) was de-designated at the time the swaps under this hedging strategy were acquired, and the combination of the swaptions from hedging strategy (3) and the swaps under this hedging strategy (4) were designated as a hedge of the changes in fair value of the FHLB advances inclusive of the changes in fair value of the embedded call options in a single hedging relationship.

This strategy qualified as a fair value hedge in accordance with para. 20 of SFAS No. 133 since the derivative instruments were hedging the exposure to changes in the fair value of a liability attributable to interest rate risk and met the following criteria:

    o At the inception of the hedge, there was formal documentation of the hedging relationship and the risk management objective and strategy for undertaking the hedge, details relating to the hedging instrument and the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness would be assessed.

o  Page 5                                                       October 17, 2005



   o Both at the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge was designated.

The hedged item, fixed rate FHLB advances, met the criteria for a hedged item pursuant to para. 21(f)(2) of SFAS No. 133 since the FHLB advances were financial liabilities and the designated risk was the risk of changes in fair value attributable to changes in interest rate risk.

Both at the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting changes in fair value. For purposes of assessing hedge effectiveness, the hedges under this strategy were assumed to be 100% effective because the critical terms of the hedging instrument and the hedged item were the same in accordance with paragraph 65 of SFAS 133. The matched critical terms included the notional amount of the swaps and the amount of the FHLB advances, the maturity dates of the FHLB advances and swaps, and the fixed interest rates of the FHLB advances and receive fixed legs of the swaps.

For hedging strategy (5), the hedging relationship is established on a daily basis when the hedging instrument (forward loan sales) are designated as hedges of fixed rate residential mortgage loans held for sale ("warehouse loans"). A daily position report documents this designation. This overall hedging strategy was planned and formally documented prior to the execution of the forward loan sales at the inception of the hedging strategy in accordance with para. 20(a) of SFAS No. 133. Under this strategy, forward loan sales are used to hedge the changes in fair value of fixed rate warehouse loans. Fixed rate mortgage loans are readily deliverable into TBA ("to be announced") mortgage securities. Forward loan sales (a/k/a TBA securities) hedge pools of fixed rate residential mortgage loans that share the same risk exposure for which they are designated as being hedged (changes in fair value). The warehouse loans are pooled by loan type, maturity, nature and type of collateral (residential), and interest rate type (all fixed). Furthermore, the coupon rates of the loans in each pool are the same or within a narrow range of similarity to allow for delivery of the loans into a TBA mortgage-backed security at a specified pass-through rate. The fair value of the warehouse loans is determined by reference to the fair value of the TBA security into which the loans will be delivered.

This strategy qualifies as a fair value hedge in accordance with para. 20 and 21(f)(1) of SFAS No. 133 since the derivative instrument is hedging the exposure to changes in the fair value of an asset attributable to changes in interest rate risk and met the following criteria:

    o At the inception of the hedge, there was formal documentation of the hedging relationship and the risk management objective and strategy for undertaking the hedge, details relating to the hedging instrument and the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness would be assessed.
    o Both at the inception of the hedge and on a quarterly basis, the hedging relationship was expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge was designated.

The hedged item, various pools of mortgage loans from a portfolio of similar loans, meet the criteria for a hedged item pursuant to para. 21(a)((1) of SFAS No. 133 since the individual loans share the risk of overall changes in fair value for which they are designated as being hedged. The change in fair value is expected to respond in a generally proportionate manner to the overall change in fair value of the designated pools of mortgage loans since the warehouse loans are pooled and delivered into TBA securities and the fair value of the warehouse loans is determined based on the fair value of the TBA securities.

For purposes of assessing hedge effectiveness, the hedges under this strategy are assumed to be 100% effective because the critical terms of the forward loan sales and the pools of similar mortgage loans are the same in accordance with paragraph 65 of SFAS 133. Since the warehouse loans are pooled and delivered into TBA securities as noted above, the fair value of the warehouse loans is determined based on the fair value of the TBA securities. Therefore, the critical terms are the same.

o  Page 6                                                       October 17, 2005


SEC Comment No. 2:   Please tell us whether you use the short-cut method to
------------------   qualify any of your hedging relationships for hedge
                     accounting treatment under SFAS 133. If so, please tell us for each how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

Response to Comment No. 2
-------------------------

The shortcut method is not used in any of the Company's hedging strategies.


SEC Comment No. 3:   Please tell us whether you aggregate similar assets and
------------------   liabilities and hedge as a portfolio. If so, provide us
                     with a comprehensive analysis explaining how you apply SFAS
                     133 Implementation Issue F11 to these hedging relationships.

Response to Comment No. 3
-------------------------

Para. 21(a)(1) of SFAS No. 133 and Issue F11 apply to fair value hedges of portfolios of similar assets or a portfolio of similar liabilities. The only applicable hedging strategy to which this guidance pertains to the Company is hedging strategy (5) under which various pools of mortgage loans are aggregated within a portfolio of warehouse loans and are hedged by forward loan sales. In aggregating the loans in the warehouse to be hedged, the loans are pooled by loan type (e.g., conventional and government insured loans), maturity, nature and type of collateral (residential), interest rate type (all fixed) and like or similar coupon rates for purposes of hedging and delivery into TBA securities. The coupon rates of the loans in each pool are the same or within a narrow range of similarity to allow for delivery of the loans into a TBA mortgage-backed security at a specified pass-through rate. Consequently, the individual loans within these pools share the interest rate risk exposure for which they are designated as being hedged. The change in fair value for each individual loan is expected to respond in a generally proportionate manner to the overall change in fair value of the designated pools of mortgage loans since the warehouse loans are pooled and delivered into TBA securities and the fair value of the warehouse loans being hedged is determined based on the fair value of the TBA securities.

Please direct any further comments or questions to Gary L. Matter, Senior Vice President, Controller and Secretary at (402) 918-1382. Thank you.

                                        Sincerely,

                                        /s/ David S. Fisher

                                        David S. Fisher
                                        Executive Vice President and
                                        Chief Financial Officer

cc:    Sharon Johnson, SEC
       William A. Fitzgerald, Chairman of the Board and Chief Executive Officer Joel E. Rappoport, Esq., Muldoon Murphy & Aguggia LLP